Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number (212) 455-2948	E-mail Address jkaufman@stblaw.com

June 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	BrightView Holdings, Inc.
Registration Statement on Form S-3
Filed June 21, 2024
CIK No. 0001734713

Ladies and Gentlemen:

On behalf of BrightView Holdings, Inc. (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-3 (the “Registration Statement”) relating to the offering of shares of its common stock and Series A Convertible Preferred Stock. The Registrant has paid the filing fee in connection with this Registration Statement (in the amount of $73,800) by wire transfer to the Commission’s designated financial agent (account number 850000001001) on June 20, 2024.

Please do not hesitate to contact Joseph H. Kaufman at (212) 455-2948 with any questions you may have regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	BrightView Holdings, Inc.
Jonathan M. Gottsegen

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.